EXHIBIT E

July 5, 2017

Board of Directors (the “Board”)

EQT Corporation

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Ladies & Gentlemen,

JANA Partners LLC (“we” or “us”) and industry experts with whom we have partnered together own almost 6% of the outstanding shares of EQT Corporation (“EQT” or the “Company”). We invested in EQT because we believe that the Company trades at a substantial discount to its intrinsic value and has a ready opportunity to unleash this value potential by immediately separating its E&P and midstream businesses into two separate companies, which we estimate could create as much as $4.5 billion (or $26 per share) of value for EQT shareholders, particularly when considering the strategic opportunities it would create. This view has been seconded by our investment partners and potential Board nominees, who led the Atlas Energy complex of companies to create billions of dollars of shareholder value through transactions including a separation of that company’s Marcellus-based E&P and midstream businesses.1 We were therefore astounded by the news that, rather than pursuing substantial and certain value creation through a separation, EQT is proposing an acquisition of Rice Energy (“Rice”) at a substantial premium which would delay the possibility and potentially increase the cost (given the tax limitations created by the transaction) of an EQT separation, dilute EQT shareholders’ upside from a future separation, unnecessarily increase the complexity of EQT, and immediately destroy shareholder value.

EQT has attempted to justify this proposed acquisition by pointing to claimed financial benefits for EQT shareholders, but this argument withers under the slightest scrutiny:

    – By financing the transaction with over ninety million shares of EQT stock, which EQT management in its announcement of the Rice acquisition blithely acknowledged is undervalued, the Company is diluting EQT shareholders’ upside in a future separation of EQT should the Company pursue one.

          – While EQT claims that a Rice acquisition would generate $2.5 billion of NPV synergy value through G&A savings and increased capital efficiency (with the potential for limited additional synergies from reductions in lease operating expenses), the acquisition premium of $1.8 billion which would be paid by existing EQT shareholders to Rice shareholders exceeds EQT shareholders’ 65% pro forma ownership of the claimed synergy value, which amounts to only $1.6 billion, meaning on day one EQT shareholders would be transferring an additional $200 million of value to Rice shareholders on top of the upside they are forsaking from an eventual separation.

1 Including separating Atlas Energy Inc (E&P) from Atlas Energy LP and Atlas Pipeline Partners LP, joint venturing a portion of Atlas Energy Inc’s Marcellus acreage with Reliance Industries for $1.7 billion (a record value on a per acre basis) and subsequently selling the company to Chevron for $4.3 billion, and selling Atlas Energy LP and Atlas Pipeline Partners LP to Targa Resources for $7.7 billion.

  –  We believe the value transfer to Rice shareholders may in fact be much greater. As set forth in more detail in the attached appendix, EQT’s calculation of the $2.5 billion of synergies created by the transaction appears highly questionable, and we estimate that the actual synergies could fall short by $1.3 billion, or over 50%. With only 65%, or less than $800 million, of these synergies accruing to EQT shareholders against an acquisition premium of $1.8 billion, EQT shareholders would actually be giving away an additional $1 billion of value.

Even were the Company’s synergy analysis to add up, many of the other “synergies” cited to justify the acquisition are opportunities which Rice can pursue on its own, rather than unique opportunities generated by the transaction, and thus fall outside any logical definition of a synergy. Any EQT shareholder who thinks Rice offers an attractive value or is interested in accessing opportunities which are currently available to Rice can simply purchase Rice stock without having to pay nearly a 40% premium and diluting the value of their EQT stock. Likewise, while EQT claims that this acquisition will improve the Company’s inventory position, the combined Company’s pro forma inventory position would be no more attractive to a shareholder than that which could be attained by owning shares in both EQT and Rice.

In fact, the transaction actually reduces EQT’s reserves-to-production ratio and the duration of its Marcellus drilling inventory, and an apparent uplift in well returns in the core of the Marcellus is overstated given that reported data on EQT’s Marcellus well returns are dragged down by being bundled together with the Company’s lower returning Upper Devonian wells. While it is possible that EQT management sees drilling Rice’s Upper Devonian as a source of synergy, once again this is an opportunity that Rice could pursue on its own (although given the low returns Rice has elected to allocate capital towards more attractive core acreage opportunities). Finally, the claimed benefits from having access to Rice’s dropdown inventory are already embedded in Rice’s value, with any enhancement of EQT’s value (through its stake in EQT GP Holdings, LP) coming at the expense of EQT’s pro forma ownership in Rice Midstream Partners, LP (which the market had already valued assuming an acquisition of Rice’s midstream assets prior to the EQT acquisition announcement).

The remainder of the stated benefits of the proposed Rice acquisition may appeal to EQT management, but offer no unique benefit to EQT shareholders. While the Company claims that the transaction would differentiate EQT as a premier natural gas company with a consolidated footprint in the most economic basin, EQT was already the number one producer in Appalachia. Likewise, while EQT would indeed become the country’s largest natural gas producer, there is no unique value that accurues to shareholders generated simply by being the biggest. While EQT also claims that the transaction gives it the ability to buy undervalued shares in the future, issuing a large amount of undervalued equity today to repurchase undervalued stock in the future is a perversion of basic corporate finance principles, and in any case EQT could simply repurchase its undervalued stock today and that value would be fully captured by EQT shareholders rather than divvied up with Rice shareholders.

Management may argue for the transaction based on the claimed industrial logic of upstream consolidation. However there is little such logic apparent in this proposed acquisition apart from enabling the Company to drill longer laterals, and any improvement in future well returns that this would result in is already accounted for in the claimed synergy value of the transaction to EQT shareholders, which as explained above is dwarfed by the acquisition premium they would be paying. There is no unique science, technology, or know-how that would be obtained by acquiring Rice that could be applied by EQT to improve operations. Likewise, EQT management’s announced drilling program does not accelerate the standalone Rice plan and therefore does not pull forward reserves that Rice was unable to exploit in a timely fashion.

In short, a Rice acquisition would result in EQT paying away more than the value of the transaction synergies, the majority of which are questionable or fall outside any common sense definition of synergies, to Rice shareholders and using shares which EQT management itself acknowledges are undervalued, thus substantially diluting the value of an eventual separation to current EQT shareholders by transferring much of their upside potential to Rice shareholders. It is therefore not surprising that upon announcement of the proposed transaction EQT’s shares fell by 9%, the largest single-day drop in the Company’s stock price in more than five years.2 In fact, the obvious superiority of pursuing an immediate separation versus a Rice acquisition truly makes us wonder whether EQT management fully understood the implications of this proposed transaction when it agreed to acquire Rice. If EQT were to consummate this transaction, the Company would potentially be required to put off a separation for two years to avoid realizing “built-in” tax gains for certain Rice assets that would be part of a spinoff and potentially as much as five years to preserve certain Rice tax attributes. Management’s failure to disclose these tax-related timing delays and friction costs presented by the Rice acquisition can only mean that either the Company was unaware of such ramifications or has not been straightforward with shareholders about them, neither of which are acceptable.

2 While EQT’s shares have since largely recovered, this was only after the Company received a favorable FERC final EIS review for its Mountain Valley Pipeline and after share prices for the overall industry increased.

For these reasons, we intend to oppose this transaction and we believe based on our discussions with other shareholders that most other EQT shareholders will as well, particularly as the facts about the proposed acquisition are more widely understood. Going forward, we believe that it may be necessary to add new Board members who will do a better job of safeguarding shareholder interests, and thus we are prepared if necessary to nominate highly-qualified and independent nominees who have each made substantial personal investments in EQT’s stock. Should you wish to discuss this matter further, we can be reached at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein

Managing Partner

JANA Partners LLC

Appendix

$ in millions
	Pre-Deal	Post-Deal	Change	Notes
Well Returns in Greene and Washington Counties
Average lateral (ft)	8,000	12,000		Pages 7 and 12 of company presentation on 6/19/17.
Number of wells	1,780	1,200

Pre-tax PV-10 per well	$5.3	$9.0		Per management commentary on conference call on 6/19/17. Based on $3.00 NYMEX and $2.50 wellhead gas price.
Sum of PV-10 across wells	$9,434	$10,800	$1,366	Value shown before discounting for time-value needed to drill.

PV factor (drill out)			0.656	PV factor based on EQT's WACC of 8.5% (per IR commentary) and a 10-year drilling window. (In 2017, EQT plans to spud 76 wells in SW PA and RICE plans to spud 75 wells in Marcellus. If all of these wells are spud in Greene and Washington counties, the current pace of drilling would require 12 years to drill out.)
Pre-tax NPV from improved well returns			$896
Pre-tax NPV from G&A savings			$600	Page 8 of company presentation on 6/19/17.
Pre-tax NPV of synergies			$1,496
Cash tax rate			20%	Beyond 2019, management expects EQT to generate positive FCF and "provide meaningful cash returns to our shareholders" (conference call on 6/19/17), and further expects to drop down assets that will generate taxable gains. Therefore, EQT should at some point become a cash taxpayer. Assume a blended cash tax rate of 20% to account for taxable income.
After-tax NPV of synergies			$1,197
Memo: EQT's stated value of synergies			$2,500	Page 8 of company presentation on 6/19/17.

Synergy shortfall			($1,303)
Shortfall percentage			(52%)

Legacy EQT shareholders' ownership of pro forma EQT			65%	173 million of out 265 million shares (the latter includes 92 million shares issued to acquire RICE).
Net synergy value to legacy EQT shareholders			$781